CONSENT OF INDEPENDENT AUDITOR

We hereby consent to inclusion in the Prospectus and the Statement of Additional Information of the Day Hagan Hedged Strategy Fund (a series of the Mutual Fund Series Trust) of our report dated March 31, 2016 (except for Note 6, as to which the date is September 29, 2016) relating to the statement of assets and liabilities of PHI Single Index Option Fund, LP as of December 18, 2015 and December 19, 2014, and the related statements of operations and changes in net assets for the period from Inception (March 19, 2013) to December 19, 2014 and the year ended December 18, 2015 and to the reference to our Firm as the independent auditor of the Predecessor Fund.

/s/ Spicer Jeffries LLP

Greenwood Village, Colorado

January 11, 2017